Exhibit 99.1
United Bank continues to grow. From June, 2007 to June, 2008 assets have increased to $488 million from $403 million, an increase of $85 million or 21%. Both loans and deposits, the basic building blocks of the bank, grew. Loans increased by $34 million or 13% over the period and deposits increased by $52 million or 16%. The allowance for losses on loans was $600 thousand lower as the Bank recognized charge offs on several of the identified problem loans. Growth was balanced between the Bank’s historical markets in Escambia and Monroe Counties in Alabama and the new locations in Baldwin County, Alabama and the Florida panhandle.
Operating results for the first six months of 2008 reflect the challenging economic conditions that the country is currently facing. The Federal Reserve has continued to reduce interest rates. The Fed Funds rate, now at 2.00% was 4.25% at year end and 5.25% in June 2007. These rate reductions continue to compress the net interest margin. Additionally, the Bank has aggressively dealt with the problem assets that were identified in late 2007 and early 2008. In response, the provision for loan losses was increased to $740,000 from $390,000 in the year earlier period. Finally, as was discussed in the December 31, 2007 update, the full impact of the cost of the expansion efforts is being felt in 2008. The result of these issues is that earnings for the first six months of 2008 were $793,000 which is a decline of 42% from the $1,373,000 earned in the same period in 2007.
In September, the final phase of the planned expansion will be complete with the opening of a new retail banking office in Loxley and a permanent facility in Milton replacing the store front location. This will bring the number of locations to eighteen. Going forward management’s continued emphasis will be placed on asset quality and capitalizing on the investments made in our communities.
As always we appreciate your support of the bank. We encourage our owners to also be customers. If we can be of service, please do not hesitate to contact us.
Robert R. Jones, III
President & CEO
STATEMENT OF CONDITION
At the close of business June 30
(Unaudited)
(000’s)

	2008	2007
ASSETS
Cash & due from banks	$16,333	$15,176
Federal funds sold	30,315	3,577
Investment securities	125,991	109,123
Loans, net	285,787	251,294
Banks premises & equipment, net	17,748	12,718
Accrued interest receivable & other assets	11,656	11,563

TOTAL ASSETS	487,830	403,451

LIABILITIES & STOCKHOLDERS’ EQUITY
Deposits	371,582	320,056
Repurchase agreements	69,855	34,197
Other borrowed funds	2,254	7,190
Accrued interest payable & other liabilities	2,905	2,127

Total Liabilities	446,596	363,570

Stockholders’ Equity
Class A common stock, authorized 2,500 shares of $10.00 par value; 2,500 shares issued and outstanding	25	25
Class B common stock, authorized 5,000 shares of $1.00 par value; 3,000 shares issued and outstanding	3	3
Surplus	13,140	13,083
Retained Earnings	28,066	26,770

Total stockholders’ equity	41,234	39,881

TOTAL LIABLILITIES & STOCKHOLDERS’ EQUITY	$487,830	$403,451